7 OF US, LLC

A Texas Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

7 OF US, LLC

Years Ended December 31, 2018 and 2017

Table of Contents





A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of 7 of Us, LLC
c/o Christopher West, Managing Partner

We have reviewed the accompanying financial statements of 7 of Us, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and changes of members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses, and has negative operational cash flows. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also discussed in Note 2. The financial statements to not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, WA
October 22, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

7 of Us, LLC

BALANCE SHEETS

(unaudited)

As of December 31, 2018 and 2017

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 15,054	$ 7,310
Receivables	154,283	69,668
Inventory	34,651	91,890
Prepaid expense	725	2,007
Security deposit	3,323	1,443
Total current assets	208,036	172,318
Property and equipment, net	124,037	158,965
Intangible assets, net	3,744	3,541
Total assets	$ 335,817	$ 334,824
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 272,768	$ 294,032
Accrued expenses	234,135	288,241
Short-term loans	297,667	6,667
Notes payable - current portion	34,230	25,392
Total current liabilities	838,800	614,332
Notes payable - long-term, net of debt discount	338,560	269,420
Total liabilities	1,177,360	883,752
Commitments & contingencies	-	-
Members' equity		
Capital contributions/(distributions), net	860,486	694,018
Class A units	500,000	466,000
Class B units	248,188	102,227
Accumulated deficit	(2,450,217)	(1,811,173)
Total members' equity	(841,543)	(548,928)
Total liabilities and members' equity	$ 335,817	$ 334,824

See accountants' review report and accompanying notes to the financial statements.

7 of Us, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
(unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Revenue		
Net revenue	1,057,318	317,963
Cost of sales	(893,949)	(694,596)
Gross profit	163,369	(376,633)
Operating expenses		
Wages and related payroll expenses	255,522	287,328
Stock compensation expense	145,961	102,227
General and administrative	27,229	23,096
Depreciation and amortization	35,226	35,299
Professional fees	67,325	101,551
Sales and marketing	137,154	204,132
Insurance	20,133	15,255
Rent	44,633	53,953
Other operating expenses	9,741	19,760
Total operating expenses	742,924	842,601
Other Income/(Expense)		
Other income	620	25,001
Other expense	(2,496)	(8,852)
Interest expense	(57,613)	(27,885)
Total other income/(expense)	(59,489)	(11,736)
Net loss	$ (639,044)	$ (1,230,970)
Changes in Members' equity		
Beginning Members' equity	$ (548,928)	$ 4,479
Capital contributions	213,944	195,782
Sales of Class A profits interest units	34,000	466,000
Issuance of Class B profits interest units	145,961	102,227
Distributions to members	(47,476)	(86,446)
Net loss	(639,044)	(1,230,970)
Ending Members' Equity	$ (841,543)	$ (548,928)

See accountants' review report and accompanying notes to the financial statements.

7 of Us, LLC
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net loss	$ (639,044)	$ (1,230,970)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization & depreciation	36,224	36,203
Stock compensation expense	145,961	102,227
Changes in operating assets and liabilities:		
Receivables	(84,615)	(23,626)
Inventory	57,239	(46,400)
Prepaid expense	1,282	(2,007)
Security deposit	(1,880)	(1,443)
Accounts payable	(21,264)	124,936
Accrued expenses	(54,106)	236,690
Net cash used by operating activities	(560,203)	(804,390)
Cash flows from investing activities		
Purchases of intangibles	(500)	(550)
Purchases of fixed assets	-	(64,673)
Net cash used by investing activities	(500)	(65,223)
Cash flows from financing activities		
Proceeds from short-term loans	291,000	20,000
Payments on short-term loans	-	(13,333)
Proceeds from notes payable	100,000	313,019
Payments on notes payable	(23,021)	(18,960)
Proceeds from issuance of membership units	34,000	466,000
Member equity distributions	(47,476)	(86,446)
Member equity contributions	213,944	195,782
Net cash provided by financing activities	568,447	876,062
Net increase in cash and cash equivalents	7,744	6,449
Cash and cash equivalents, beginning	7,310	861
Cash and cash equivalents, ending	$ 15,054	$ 7,310
Supplemental Information:		
Cash paid for interest	$ 36,201	$ 27,885

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

7 of Us, LLC ("the Company) is a Texas limited liability company that was founded in 2015, and is headquartered in Dripping Springs, Texas. The Company is engaged in the design, development and production of one-of-a-kind sauces and dressings.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $33,008 and $34,437 in advertising costs, respectively, recorded under the heading 'Sales and marketing' in the statements of operations and changes in members' equity.

Revenue Recognition

The Company recognizes revenue pursuant to ASC 605 only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company sells sauces to various distributors and retail stores. The Company recognizes revenue once the sale of sauce has been invoiced and the customer has received the goods provided. The Company also recognizes various incentives, discounts, and rebates with their distributors for costs associated with slotting, spoilage, manufacturer chargebacks, market development funds and coupons for products that are shipped to the distributor that are subsequently invoiced and paid. These costs are recognized as reductions in revenues or as deferred revenue, reported within accrued expenses. As of December 31, 2017 and 2018, approximately $170,000 and $99,000 were reported within accrued expenses.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company did not record an allowance for doubtful accounts during the year ended December 31, 2018 and 2017 as management determined no amounts recorded to be uncollectible. The Company had $154,283 and $69,668 in receivables, respectively, at December 31, 2018 and 2017.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

The Company's inventory consists of finished sauces and the raw materials used to make the sauces sold by the Company. The inventory is held with the Company's distributor. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory at December 31, 2018 and 2017 consisted solely of finished products and raw materials held with the Company's distributor.

Inventory consists of the following at December 31:

	2018	2017
Finished goods	$ 33,331	$ 90,464
Raw materials	1,320	1,426
Total inventory	$ 34,651	$ 91,890

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined no allowance for doubtful accounts was necessary.

Property and Equipment

Property and Equipment is recorded at cost. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment charge was considered necessary at either December 31, 2018 or 2017.

Intangible Assets

Intangible assets consist of purchased software and are recorded at cost as intangible assets on the balance sheets. Amortization is provided for the estimated useful life of the asset, using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Texas state jurisdictions, as applicable. The Company's tax returns since inception are open to examination.

<u>Recent Accounting Pronouncements</u>

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $2,400,000, has not generated positive operational cashflow, and relies upon outside sources of funding which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to expand its products into new markets and locations, and its ability to generate positive operational cash flow and maintain profitable operations, which management plans to implement during 2019. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018	2017
Software	$ 4,456	$ 3,956
Accumulated amortization	(712)	(415)
	$ 3,744	$ 3,541

Amortization expense was $297 and $415 for years ended December 31, 2018 and 2017, respectively.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and Equipment consist of the following at December 31:

	2018	2017
Computers and equipment	$ 160,973	$ 160,973
Leasehold improvements	43,761	43,761
Accumulated depreciation	(80,697)	(45,769)
	$ 124,037	$ 158,965

Depreciation expense was $34,928 and $35,035 for years ended December 31, 2018 and 2017, respectively.

NOTE 5– SHORT-TERM LOANS

The Company received cash proceeds of $291,000 and $20,000 during 2018 and 2017, respectively, from short-term loans issued during the years ended December 31, 2018 and 2017. The loans bear interest at rates from 2.51% to 12% per annum, and matured on December 31, 2018. Upon maturity, all principal and accrued interest became due and payable in cash upon demand. The Company paid back $13,333 during 2017 in principal on amounts borrowed during the year ended December 31, 2017. The amounts borrowed during 2017 were considered operational advances and bear no interest.

During the years ended December 31, 2018 and 2017, the Company recognized interest expense related to outstanding short-term loans of $24,160 and zero, respectively. At December 31, 2018 and 2017, accrued interest was $24,160 and zero, respectively, and recorded under the heading 'Accrued expenses' on the balance sheets.

NOTE 6 – NOTES PAYABLE

The Company received cash proceeds of $100,000 and $313,019 during 2018 and 2017, respectively, from amounts borrowed to purchase a Company vehicle and for the continuation of operations. The loans bear interest at rates from 5.25% to 9.25% per annum, and mature at various times over the next ten years. The Company makes aggregate monthly payments on these notes totaling $5,454 per month, with following aggregateN minimum debt service payments required through maturity:

Year ended December 31,

2019:	$67,469
2020:	$67,470
2021:	$65,873
2022:	$62,675
2023:	$62,675
Thereafter:	$219,390

During the years ended December 31, 2018 and 2017, the Company recognized interest expense related to notes payable of $21,352 and $28,318, respectively.

The Company paid loan fees associated with certain borrowings during 2018 and 2017 that were recorded as a discount to the amounts borrowed. Loan fees in the amount of $2,282 and $9,040 were recognized as debt discount during the year ended December 31, 2018 and 2017, respectively. The Company recognized $999 and $753 in debt discount amortization during 2018 and 2017, respectively. Expense associated with the amortization of the debt discount is recognized as interest expense on the statement of income and within the depreciation and amortization line on the statement of cash flows Unamortized debt discount was $9,570 and $8,287 as of December 31, 2018 and 2017, respectively.

NOTE 7 – MEMBERS' EQUITY

During the years ended December 31, 2018 and 2017, there were $213,944 and $195,782 in capital contributions, respectively. Distributions to members totaled $47,476 and $86,446 during 2017 and 2018, respectively.

During the years ended December 31, 2018 and 2017, the Company received $34,000 and $466,000 for Class A Member units valued at $4.10 per unit, resulting from the sale of 8,273 and 113,658 units during the years ended December 31, 2018 and 2017, respectively. The Company had previously issued an aggregate 759,000 Class A units to its founding members.

The units are subordinate to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including the event of a liquidation of the Company. Management has the ability to issue additional units and any further designated units may be senior to the Class A units issued during 2018 and 2017. For purposes of distributions, including without limitation distributions upon liquidation, the Company would be required to satisfy the senior liquidation preferences before being permitted to make distributions to the Class A unit holders.

During the years ended December 31, 2018 and 2017, the Company issued 26,667 and 187,000 Class B Member units. Class B Member units have no voting rights and are limited to an aggregate 35% of all outstanding units. The Class B units were issued to employees of the Company and to short-term lenders. The Class B units vest ratably over a three-year period to employees while the units issued to short-term lenders vested immediately. Of the 187,000 Class B Member units issued during 2017, 124,667 were fully vested as of December 31, 2018. The Company recognized $102,227 in stock compensation expense related to the vesting of Class B member units during the year ended December 31, 2017 and $145,961 in stock compensation related to the additional vesting and additional 26,667 units issued during the year ended December 31, 2018. Unrecognized stock compensation associated with vesting as of December 31, 2018 was $102,227.

Class A and B member units represent an interest in current and future profits of the Company and any distributions made to unit holders are subject to each members pro-rata share of available resources to distribute as well as management's discretion. As of December 31, 2017 and 2018, total Class A units outstanding totaled 872,658 and 880,931, respectively, and total Class B units outstanding totaled 187,000 and 213,667, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company borrowed funds via promissory notes from LiftFund, Inc. which are recorded in the balances sheets as notes payable. Collateral, in the form of personal property including land, a boat and the assignment of a life insurance policy, was necessary to secure the funds borrowed. The necessary collateral was provided by the Chief Executive Officer of the Company.

During the years ended December 31, 2018, the Company borrowed funds via promissory notes from a member's Trust totaling $200,000. The Trust is considered a related party as they own 6,098 Class A Member units and 18,334 Class B Member units as of December 31, 2018.

NOTE 9 – LEASES AND COMMITMENTS

The Company leases office space in Dripping Springs, Texas that began on February 1, 2018 and expired on January 31, 2019. The lease calls for monthly payments of $1,200. The Company renewed the lease on February 1, 2019 at $1,200 per month that expires on January 31, 2020. Future minimum lease payments for the years ended December 31, 2019 and December 31, 2020 total $14,400 and $1,200, respectively.

The Company entered into a master purchase agreement with Gourmet Growth, Inc. on November 29, 2018. Under the terms of the agreement, the Company is to be advanced up to 85% of the face value of a purchase order submitted with them with an associated purchase order advance fee of 4% per advance. The agreement also allows for invoices to be purchased from the Company up to 85% of the invoices net face value. Gourmet Growth Inc. will receive 3% of outstanding purchased invoices for every 30 days that the purchased invoice is not collected by the purchaser. The transfer of purchased invoices and purchase orders from the Company to Gourmet Growth, Inc. is considered a sales transaction and not a loan.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 22, 2019, the date these financial statements were available to be issued, noting the following that required disclosure:

- In October 2019, the Company will begin fundraising for the next capital financing round with the goal of raising between $1 and $3 million.

- As discussed in Note 9 above, the Company renewed its lease that expired in January 2019 for an additional year through January 2020.

- In November 2018, the Company entered into a master purchase agreement with a vendor. Under the terms of the agreement, the Company is to be advanced up to 85% of the face value of a purchase order submitted with them with an associated purchase order advance fee of 4% per advance. The agreement also allows for invoices to be purchased from the Company up to 85% of the invoices net face value. The vendor will receive 3% of outstanding purchased invoices for every 30 days that the purchased invoice is not collected by the purchaser. As of October 22, 2019, the aggregate amount recognized under this arrangement totaled $759,784.